U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Stephens, James Richard
   200 Continental Blvd.
   El Segundo, CA  90245
2. Date of Event Requiring Statement (Month/Day/Year)
   11/17/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)
   94-4172359
4. Issuer Name and Ticker or Trading Symbol
   Merisel, Inc. MSEL
Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   President, U.S. Distribution
If Amendment, Date of Original (Month/Year)

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 Table I -- Non-Derivative Securities Beneficially Owned
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Merisel, Inc. Common Stock                 |11500                 |D               |                                               |
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Merisel, Inc. Common Stock                 |9669                  |D [1]           |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Beneficially Owned                                                                              |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship:        |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
Employee Stock Option   | [2]     |04/19/   |Merisel, Inc. Common   |7551     |3.00      |D            |                           |
(Right to Buy)          |         |2001     |Stock                  |         |          |             |                           |
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Employee Stock Option   | [3]     |04/19/   |Merisel, Inc. Common   |8000     |3.00      |D            |                           |
(Right to Buy)          |         |2001     |Stock                  |         |          |             |                           |
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Employee Stock Option   | [4]     |01/16/   |Merisel, Inc. Common   |5000     |2.31      |D            |                           |
(Right to Buy)          |         |2007     |Stock                  |         |          |             |                           |
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Employee Stock Option   | [5]     |12/22/   |Merisel, Inc. Common   |129449   |4.31      |D            |                           |
(Right to Buy)          |         |2004     |Stock                  |         |          |             |                           |
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Employee Stock Option   | [6]     |08/18/   |Merisel, Inc. Common   |25000    |0.0       |D            |                           |
(Right to Buy)          |         |2002     |Stock                  |         |          |             |                           |
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Employee Stock Option   | [7]     |03/01/   |Merisel, Inc. Common   |50000    |2.21      |D            |                           |
(Right to Buy)          |         |2010     |Stock                  |         |          |             |                           |
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
Explanation of Responses:
1. Held in the Company's 401(K) Plan.
2. Option is 100% vested and exercisable.
3. Option is 100% vested and exercisable.
4. Option is 100% vested and exercisable.
5. Option shall be vested and exercisable as to 20% of the option as of 12/22/97 and the remaining option shall become vested and exercisable in installments of 20%, 20% and 40% on the first, second and third anniversay, respectively.
6. Consists of shares of restricted stock units awarded under the Merisel, Inc. 1997 Stock Award and Incentive Plan, which vest on August 17, 2002 or earlier if certain financial performance targets are achieved.
7. Options vest and become exercisable annually in increments of 25% beginning on the first anniversay of grant date.


SIGNATURE OF REPORTING PERSON
/Signature/

DATE